Exhibit 99.1

GFL ENVIRONMENTAL announces CLosing of SENIOR SECURED NOTES and repricing of term loan facility

VAUGHAN, ON. (December 22, 2020) – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) ("GFL" or the "Company") today announced the closing of its US$750.0 million principal amount of 3.500% senior secured notes due 2028 (the "Notes"). The net proceeds from the offering of the Notes (the "Notes Offering") were used repay a portion of amounts outstanding under the Company's term loan facility due 2025 and to pay related fees and expenses. GFL also announced that it has completed its repricing of the balance of the term loan facility, representing approximately US$1.31 billion, by reducing the LIBOR floor from 1.00% to 0.50%.

The Notes Offering, repayment of a portion of the term loan facility and the term loan repricing will extend the Company's maturity profile and reduce its annual interest expense by an expected C$13.5 million.

"I am incredibly proud of what our employees have achieved this year", said Patrick Dovigi, Founder and CEO of GFL. "Even in the face of a global pandemic, we were able to execute on our growth strategy by delivering exceptional financial results, completing accretive acquisitions and reducing our cost of capital with a view to increasing our free cash flow. Raising US$750 million of 3.500% notes due 2028 to repay a portion of our term loan due 2025 and repricing the balance of our term loan are further examples of our commitment to execute on our long-term strategy." Mr. Dovigi continued, "We have a very supportive group of institutional lenders and debt investors. Since completing our initial public offering earlier this year, we have successfully raised US$1.75 billion, at significantly better rates, to pay for acquisitions and retire more expensive debt. We also repriced both our revolving credit facility and our term loan facility, making us one of the first North American public companies to reprice a term loan since March 2020.” Mr. Dovigi concluded, “We look forward to starting 2021 with a stronger balance sheet and focused on delivering on our mission to grow the Company, serve our customers safely and create shareholder value over the long-term."

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

Forward-Looking Statements

This release includes certain "forward-looking statements", including statements relating to the Company's growth strategy. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information, contact:

Patrick Dovigi Founder and CEO 905-326-0101 pdovigi@gflenv.com